-FOR IMMEDIATE RELEASE-

Elron Announces Completion of Investment of approximately $6.7 million in Jordan
Valley Applied Radiation Ltd.

Tel Aviv, October 21, 2004—Elron Electronic Industries Ltd. (NASDAQ:ELRN) announced today that further to its announcement on August 10, 2004, Elron has completed its investment of approximately $6.7 million in Jordan Valley Applied Radiation Ltd. (“Jordan Valley”), an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semi-conductor industry. This follows the approval of the transaction by the shareholders of Elron and Clal Industries and Investments Ltd.(“Clal”) earlier today.

Following the investment, Elron holds a 25% ownership interest of Jordan Valley, on a fully diluted basis, subject to adjustment based on Jordan Valley's future performance.

Doron Birger, Elron's President and CEO, said: “We are pleased to join as shareholders of Jordan Valley alongside Clal and Isaac Mazor, Jordan Valley's founder and CEO. We believe that Jordan Valley's technology is uniquely positioned to overcome the metrology challenges posed by next generation chip geometries. Jordan Valley will leverage on our investment and experience in building leading technology companies, to further develop and expand its business toward becoming a major player in its field.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:
Tal Raz
Elron Electronic Industries Ltd.
Tel: 972-3-607-5555
raz@elron.net
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.